Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following press release was distributed by Patriot Coal Corporation on July 22, 2008.

NEWS RELEASE

CONTACT:
Janine Orf
(314) 275-3680

FOR IMMEDIATE RELEASE

PATRIOT COAL STOCKHOLDERS APPROVE ISSUANCE OF COMMON STOCK IN CONNECTION WITH THE ACQUISITION OF MAGNUM COAL COMPANY

ST. LOUIS, July 22 – Patriot Coal Corporation (NYSE: PCX) (the “Company”) announced that its stockholders have approved the issuance of common stock in connection with the pending acquisition of Magnum Coal Company (“Magnum”), at a special meeting held today in St. Louis.  Over 80% of the Company's outstanding shares were represented at the meeting, and 98% of the represented shares were voted in favor of the issuance.  The Company expects to close the transaction on Wednesday, July 23.

Under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 2, 2008, among the Comapny, Magnum, Colt Merger Corporation, and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly as the Stockholder Representative, Magnum’s stockholders will receive approximately 11.9 million shares of newly-issued Patriot Coal common stock.

About Patriot Coal

Patriot Coal Corporation (the “Company”) is the third largest producer and marketer of coal in the eastern United States, with 21 Company-operated mines and numerous contractor-operated mines in Appalachia and the Illinois Basin, following the closing of the acquisition of Magnum.  The Company ships to domestic and international electric utilities, industrial users and metallurgical coal customers, and controls approximately 1.9 billion tons of proven and probable coal reserves, including Magnum.  The Company’s common stock trades on the New York Stock Exchange under the symbol PCX.

Forward Looking Statements

Certain statements in this press release are forward-looking as defined in the Private Securities Litigation Reform Act of 1995.  These statements involve certain risks and uncertainties that may be beyond our control and may cause our actual future results to differ materially from expectations.  We do not undertake to update our forward-looking statements.  Factors that could affect our results include, but are not limited to: changes in laws or regulations; changes in general economic conditions, including coal and power market conditions; the outcome of commercial negotiations involving sales contracts or other transactions; the Company’s dependence on coal supply agreements with Peabody Energy Corporation in the near future; geologic, equipment and operational risks associated with mining; supplier and contract miner performance and the availability and cost of key equipment and commodities; the Company’s ability to replace coal reserves; labor availability and relations; availability and costs of transportation; weather patterns affecting energy demand; legislative and regulatory developments; risks associated with environmental laws and compliance; the outcome of pending or future litigation; and the availability and costs of competing energy resources.  The Company undertakes no obligation (and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s Form 10-K, 10-Q and 8-K reports.

Important Information for Stockholders

The Company has filed Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal Company (“Magnum”) that includes a definitive proxy statement/prospectus.  Investors and stockholders are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed issuance.  Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by the Company are available free of charge by contacting investor relations by phone at 314-275-3680, in writing to Janine A. Orf, Director of Investor Relations, or by email to jorf@patriotcoal.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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